[On letterhead of Evershed Sutherland (US) LLP]
September 26, 2024
VIA EDGAR

Christopher R. Bellacicco
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street NE
Washington DC 20549

Re:     Prospect Enhanced Yield Fund
    Registration Statement on Form N-2
    File Nos. 333-280963 and 811-23989
Dear Mr. Bellacicco:
On behalf of Prospect Enhanced Yield Fund (the “Fund” or the “Registrant”), set forth below are the Fund’s responses comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in a letter dated August 22, 2024 regarding the Fund’s Registration Statement on Form N-2 (the “Registration Statement”), including the preliminary prospectus contained therein (the “Prospectus”), which was filed on July 23, 2024. The Staff’s comments are set forth below and are followed by the Fund’s responses. Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Registration Statement. All page number references refer to the Registration Statement.
LEGAL COMMENTS
GENERAL
1.    Please tell us if you have presented any test-the-waters materials to potential investors in connection with this offering. If so, we may request such materials.
Response: The Registrant has not presented any test-the-waters materials to potential investors.

PROSPECTUS
Cover Page
2.    Please add to the bolded bullet points on the cover page an additional bullet point stating that “An investor will pay a sales load of up to [ ]% and offering expenses of up to [_]% on the amounts it invests. If you pay the maximum aggregate [_]% for sales load and offering expenses, you must experience a total return on your net investment of [_]% in order to recover these expenses.”
Response: The Registrant has added the requested language.

Page 3 – About Our Adviser
3.    The second paragraph of this section states:
Our Adviser does not currently have employees, but has access to certain investment, finance, accounting, legal and administrative personnel of Prospect Capital Management and Prospect Administration and may retain additional personnel as our activities expand. In particular, certain personnel of Prospect Capital Management will be made available to our Adviser to assist it in managing our portfolio and operations, provided that they are supervised at all times by our Adviser’s management team.

Please supplementally explain:
a.    whether the services provided by the personnel of Prospect Capital Management will be provided pursuant to any type of resource sharing agreement (or other agreement) and why such agreement is not an advisory contract within the meaning of the 1940 Act;
b.    the specific services to be provided by the personnel of Prospect Capital Management and why those services do not amount to advisory services provided to the Fund;
c.    the extent to which the Adviser will depend on personnel of Prospect Capital Management insofar as there is any information different or additional to the paragraph quoted above;
d.    whether such personnel of Prospect Capital Management who assist in managing the Fund’s portfolio will be supervised persons of the Adviser under Section 202(a)(25) of the Investment Advisers Act of 1940, as amended;
e.    whether and what fees are paid to Prospect Capital Management, by whom the fees are paid, and whether such fees are paid pursuant to any type of agreement; and
f.    whether Prospect Capital Management is considered a fiduciary with respect to the Fund.
Response: The services provided by the personnel of Prospect Capital Management will not be pursuant to a resource sharing agreement or other agreement. Certain personnel of Prospect Capital Management will be “supervised persons” of the Adviser as such term is defined in Section 202(a)(25) of the Investment Advisers Act of 1940, as amended. Those persons, when acting in their capacity as supervised persons of the Adviser, will be (i) providing advisory services to the Fund and (ii) considered fiduciaries with respect to the Fund. Prospect Capital Management is not a fiduciary with respect to the Fund as there is no direct relationship between Prospect Capital Management and the Fund. The Adviser, not Prospect Capital Management, independently controls and supervises its supervised persons when they are acting in their capacity as supervised persons of the Adviser in connection with the Fund’s operations. Prospect Capital Management will not be paid any fees by the Fund or the Adviser.
4.    Please provide any agreement regarding the sharing of resources between Prospect Capital Management and the Adviser.
Response: Please see the response to Comment 3.
5.    Please add risk disclosure discussing the Adviser’s reliance on Prospect Capital Management in providing services to the Fund.
Response:    The Registrant believes that the following existing risk factor addresses the risks of the Adviser losing access to its personnel: “Our ability to achieve our investment objective depends on our Adviser’s ability to manage and support our investment process. If our Adviser were to lose access to its professionals, our ability to achieve our investment objective could be significantly harmed.” The Registrant has added this to the summary risk factor section as well. The Registrant further notes that disclosure in the section “Conflicts of Interest” also addresses risks related to the Adviser’s personnel.
6.    The second paragraph of this section includes a cross reference to “Investment Objective and Strategy—About Our Adviser.” Please revise this cross reference as there does not appear to be another “About Our Adviser” section.
Response: The Registrant has corrected the referenced cross reference.

Page 5 – Risk Factors
7.    The penultimate bullet point on this page states that the Fund may issue shares of preferred stock. Page 19 of the statement of additional information indicates that, if there is an appropriate opportunity to do so, the Fund intends to issue preferred stock in the next 12 months following the completion of this offering. Please clarify in disclosure whether the costs associated with such offering of preferred shares are reflected in the fee table.
Response:    The Registrant has clarified in the fee table that the fee table does not include costs associated with any offering of preferred stock as there is no current intention to issue preferred stock within the next 12 months. The Registrant has revised its disclosure in the SAI in this regard.
Page 5 – Plan of Distribution
8.    The second paragraph of this section notes that the Fund has received multi-class exemptive relief from the SEC. Please supplementally indicate when it received such order.
Response:    The Fund relies on an order received by Prospect Capital Management, Priority Senior Secured Income Management, LLC, and Priority Income Fund, Inc. on March 24, 2020. This order applies to any “Future Fund” which is defined as “any continuously offered registered closed-end management investment company, existing now or in the future, for which [Prospect Capital Management] or any entity controlling, controlled by, or under common control with [Prospect Capital Management], or any successor in interest to any such entity, acts as investment adviser and that operates as an interval fund pursuant to Rule 23c-3 under the Act or provides periodic liquidity with respect to its Shares pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended.” The Registrant has revised the disclosure to clarify that the registrant “relies” on an order received by an affiliate.
Page 8 – Conflicts of Interest
9.    The sixth bullet point in this section states that the Fund and “other clients (if any) for which our Adviser provides investment management services or carries on investment activities may make investments at different levels of an investment entity’s capital structure or otherwise in different classes of an issuer’s securities.” Please confirm that the investments discussed in this bullet point will comply with the co-investment exemptive order that the Fund has received. If not, please explain the legal basis for such investments.
Response: The Registrant confirms that the referenced investments will comply with the co-investment order upon which the Fund relies, to the extent such investment is a co-investment covered by such order.
Page 10 – FEES AND EXPENSES
10.    The fee and expenses table includes the heading “Stockholder Transaction Expenses (as a percentage of net asset value)1.”
a.    Please remove this heading as its purpose is unclear and it appears to create confusion.
b.    Please move the footnote reference to appropriate location in the fee and expenses table.
Response: The Registrant has made the requested revisions.
11.    Please confirm that the fee table includes offering expenses.
Response: The Registrant confirms that the fee table includes organizational and offering expenses and has revised the disclosure accordingly.

12.    Please include a footnote to the fee table clarifying the period for which the Early Withdrawal Charge applies.
Response: The Registrant has added the requested disclosure.

Page 11 – FEES AND EXPENSES
13.    Footnote 6 to the fee table refers to “investing in other investment companies including private funds that rely on Section 3(c)(1) or 3(c)(7) of the 1940 Act.” Please supplementally confirm that investments in such entities will not exceed 15% of the Fund’s assets.
Response: The Registrant confirms that the Fund will not invest more than 15% of its assets in private equity or hedge funds that rely on Section 3(c)(1) or 3(c)(7) of the 1940 Act.

Page 11 – Example
14.    Please add language to the lead-in paragraph of the expense example clarifying that the example assumes that the Expense Limitation Agreement is in effect only for the time period reflected in the fee table. Cf. Instr. 4(a) to Item 3 of Form N-1A.
Response: The Registrant has revised the disclosure as requested.

Page 30 – Shareholder participation in the Fund’s Repurchase Program may result in adverse consequences for shareholders who remain invested in the Fund.
15.    Please add disclosure to this risk indicating:
a.    the effect that share repurchase offers and related financings might have on the Fund’s expense ratio; and
b.    the possible decrease in share value as a result of currency fluctuations between the date of tender and the repurchase pricing date if the registrant has invested all or a portion of its portfolio in foreign markets.
See Guide 10 to Form N-2.
Response: The Registrant has made revisions to the referenced risk factor to address potential impacts of repurchases on the Fund’s expense ratio. The Registrant does not intend to invest in instruments denominated in foreign currencies.

Page 35 – Investments in foreign securities may involve significant risks in addition to the risks inherent in U.S. investments.
16.    The staff notes that investments in foreign securities are not discussed as a principal investment strategy of the Fund. Please revise the strategy disclosure to discuss the extent to which the Fund will make such investments.
Response: The Registrant notes that the CLOs in which the Fund may invest may be formed in the Cayman Islands or other similar foreign jurisdictions. The Registrant has revised the disclosure in the Registration Statement accordingly.

Page 50 – DISTRIBUTION REINVESTMENT PLAN
17.    Please add disclosure to this section describing:
a.    how to obtain additional information about the DRIP;
b.    how to terminate participation in the DRIP and rights upon termination;
c.    if applicable, that an investor holding shares that participate in the DRIP in a brokerage account may not be able to transfer the shares to another broker and continue to participate in the DRIP; and
d.    how the Fund treats partial shares for purposes of the DRIP.
See Item 10.1.e of Form N-2; see also Guide 5 to Form N-2.

Response: The Registrant has added the requested disclosures.

Page 52 – Overview of Our Adviser
18.    Please provide a basis for investors to assess the expertise and experience of the Adviser with respect to foreign markets in which the Fund will invest. See Guide 9 to Form N-2.
Response:    The Registrant notes that the section “Overview of Our Adviser” includes a bio for each portfolio manager detailing each portfolio manager’s experience, including managing other similar funds and CLO investments. The Fund’s only exposure to foreign markets will be through CLOs that are organized in foreign jurisdictions such as the Cayman Islands. Because many CLOs are organized in the Cayman Islands or similar jurisdictions, the Registrant believes that the Adviser’s experience in CLO investing provides a basis for investors to assess the expertise of the Adviser with respect to CLOs organized in non-U.S. jurisdictions.

Page 58 – FUND EXPENSES
19.    The first bullet point in this section refers to organization and offering expenses. Please disclose how the expenses will be amortized or capitalized, as applicable. See Item 9.1.f of Form N-2.
Response: The Registrant has revised the disclosure in the Fund Expenses section to state: “Organizational expenses will be expensed as they are incurred and offering expenses will be deferred until the Fund commences operations, and then amortized to expense over 12 months on a straight-line basis.”

Page 63 – Anti-Takeover Provisions in the Declaration of Trust
20.    This section notes that the Trustees are elected for indefinite terms and do not stand for reelection. Please describe the positive and negative effects of such indefinite terms and whether the Board has determined that such a provision is in the best interest of Shareholders. See Guide 3 to Form N-2.
Response: The Registrant respectfully notes that, in the beginning of the referenced paragraph, it states that “[t]hese provisions may have the effect of discouraging attempts to acquire control of the Fund, which attempts could have the effect of increasing the expenses of the Fund and interfering with the normal operation of the Fund.” The Registrant believes this sentence describes the positive and negative effects of the anti-takeover provisions, which include the indefinite terms of the Trustees. The Board, in approving and adopting the Declaration of Trust, will consider whether the Declaration of Trust, and its terms, are in the best interests of the Fund and its shareholders. The Registrant has added disclosure to this effect.

Page 66 – Taxation of U.S. Stockholders
21.    Please disclose in this section the tax consequences to investors of share repurchases and related portfolio sales. See Guide 10 to Form N-2.
Response:     The Fund has added an additional section to “Material U.S. Federal Income Tax Considerations” to address the tax consequences to investors of share repurchases and related portfolio sales.

Page 71 – PLAN OF DISTRIBUTION
22.    If the Fund and its distributor, Preferred Capital Securities LLC are affiliates, please disclose this fact.
Response: The Registrant notes that the Fund and Preferred Capital Securities LLC are not affiliated.

23.    The fourth paragraph in this section refers to purchases by retirement plans. If shares of the Fund will be sold through retirement plans, please state how more information about the plans can be obtained. See Item 5.7 of Form N-2.
Response:    The Registrant has added the requested disclosure.

Page 79 – SHARE REPURCHASE PROGRAM
24.    In discussing the mechanics of the repurchase offer, please disclose:
a.    any special procedures that may be required where shares are held in street name; and
b.    the ability to withdraw or modify repurchase requests.
See Guide 10 to Form N-2.
Response: The Registrant has added the requested disclosure.

Page 79 – Notice to Shareholders
25.    In discussing the Shareholder Notification, please clarify that the notice will include the existence and amount of any repurchase fee that may be charged. See Guide 2 to Form N-2.
Response: The Registrant has added the requested disclosure.

Back Cover
26.    Please include the language regarding prospectus delivery obligations required by Rule 481(e) or explain why such language is not applicable.
Response: The Registrant has added the requested disclosure.

STATEMENT OF ADDITIONAL INFORMATION
Page SAI-3 – Fundamental Policies
27.    In listing the fundamental investment policies in this section, please also include the Fund’s fundamental policies with respect to borrowing money and the issuance of senior securities. See Section 8(b)(1)(B)-(C) of the 1940 Act; see also Item 17.2 of Form N-2.
Response: The Registrant has revised its disclosure and indicated its fundamental policy with respect to borrowing and issuing senior securities.

Page SAI-14 – Allocation of Investments
28.    The second paragraph in this section refers to an “Order.” Please define this term.
Response:    The Registrant has defined the term “Order.”

Page SAI-19 – REGULATION
29.    The final sentence of the fifth paragraph on this page states, “In addition, we may generally issue new shares of our common stock at a price below net asset value in rights offerings to existing stockholders, in payment of dividends and in certain other limited circumstances.” Please supplementally explain to the staff the purpose of a rights offering conducted by an interval fund that is offering an unlimited number of shares.
Response: The Registrant has removed the referenced sentence.

PART C
Page C-1 – Exhibits
30.    This section indicates that the Certificate of Trust has been “filed herewith.” However, such document does not appear to have been included. Please confirm that the Certificate of Trust will be included with a subsequent pre-effective amendment.
Response: The Registrant has filed the Certificate of Trust with the amendment to the registration statement filed concurrently herewith.

ACCOUNTING COMMENTS

PROSPECTUS
Page 52 – Base Management Fee
31.    The disclosure in this section states that the management fee payment may “be deferred without interest and may be taken in such other quarter as our Adviser shall determine.” Please clarify how amounts deferred will be accounted for and disclosed.
Response: The Fund notes that the Adviser does not intend to defer the base management fee. The Adviser will only defer the base management fee if the Fund does not have sufficient cash on hand to pay the base management fee and, in that case, only for such time until the Fund has sufficient cash on hand to pay the base management fee. As such, any deferral of the base management fee by the Adviser would be for a short period of time. In any event, any amount due to the Adviser would be settled no less frequently than quarterly. Because any deferral of the base management fee would leave such amounts included in the Fund’s total assets for the time period of the deferral, a deferral would, in effect, raise the advisory fee paid by the Fund for such time period.
Page 79 – SHARE REPURCHASE PROGRAM
32.    Please include disclosure describing how the Fund will meet the liquidity requirements of Rule 23c-3(b)(10).
Response: The Registrant has added disclosure regarding how the Fund will meet liquidity requirements.
*    *    *    *    *

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0262.

Sincerely,

/s/ Owen J. Pinkerton
Owen J. Pinkerton

cc:    John F. Kernan, Staff Accountant
    Ryan R. Sutcliffe, Branch Chief
    Christian T. Sandoe, Assistant Director
M. Grier Eliasek, Prospect Enhanced Yield Management, LLC